UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Gas Transactions with Tamar and Leviathan

Item 1

Gas Transactions with Tamar and Leviathan

1.
On February 21, 2018, the Company entered into 2 gas supply agreements, as set forth below, to secure the gas supply needs of the Company until the commercial operation of the "Karish” and "Tanin" gas fields by Energean or, in case the Company's agreement with Energean terminates, to secure the Company's gas supply needs until the end of 2025, in accordance with the gas price formulas stipulated under the government's gas Outline.

2.
One gas supply agreement was entered into with the Tamar Partners[1] to continue the current gas supply to the Company from the Tamar gas field, for the supply of the Company’s full gas requirements in Israel. The Tamar Agreement is an interruptible supply agreement, which may become a firm supply agreement, upon the Sellers' notice to this effect to the Company. On June 1, 2020, the Tamar Partners are required to reduce the quantities under the Tamar Agreement by fifty percent (50%), which would reflect one half of the Company’s gas requirements.

3.
In addition, the Company has concurrently entered into a second agreement with the Leviathan Partners, for the supply of half of the Company’s gas requirements on a firm basis as of the commercial operation date of Leviathan gas field, which is expected to occur in the final quarter of 2019. According to the Leviathan Agreement the Company may exercise an option, at its discretion, to consume the balance of the gas quantities required by the Company on a firm basis, subject to Leviathan’s ability to supply such quantities on a firm basis, in order to secure the Company’s gas supply in the event the Tamar Group is unable to meet the Company’s gas requirements under the Tamar Agreement on a firm basis. The Leviathan Agreement contains provisions that would protect the Company from incurring dual take or pay obligations under the Tamar and Leviathan Agreements in respect of the same quantity of gas.

4.
The formula for calculation of the gas price in the Agreements is linked to both the Production Cost Tariff as published by the Electricity Authority from time to time and the price of Brent crude oil. The foregoing price formulas and linkage reflect the provisions of the government's gas Outline. The estimated cost of the Company’s gas consumption under the Agreements for the duration of the maximum period until December 31, 2025 (in the event that the Company’s agreement with Energean is terminated), is the range of approximately USD$1.1-1.2 billion for an aggregate quantity of approximately 6.0 billion cubic meters of natural gas. In the event that Energean achieves commercial operation by the end of 2020, then the estimated cost of the Company’s gas consumption under the agreements until such date, will be in the range of approximately USD$400-450 million, for an aggregate quantity of approximately 2.2 billion cubic meters. It is further noted that the actual cost of the Company’s consumption will derive from potential changes in the Production Cost Tariff and potential changes in the price of Brent crude oil over the duration of the relevant period.

5.
The Agreements also contain a mechanism according to which, the Company is entitled to terminate the agreement as of the final quarter of 2020, subject to prior written notice, to coincide with commercial operation under the Energean Agreement.

6.
The Agreements also contain an extension provision stating that in the event that Energean is unable to achieve commercial operation, and therefore the Energean Agreement will terminate, the Agreements will automatically extend until December 31, 2025, such that the Company will have secured the gas price as stipulated in the gas framework, until December 31, 2025.

1 As of the date of this immediate report, Nobel Energy Mediterranean Ltd, Isramco Negev 2 LP, Delek Drilling LP, Tamar Petroleum Ltd.,  Dor Gas Exploration LP and Everest Infrastructures LP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: February 22, 2018